RECEIVED

2007 JAN -3 P 12:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

December 21, 2006

07020059

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Amendment Report dated December 21, 2006 [in Japanese].

   Amendment Report filed with the Director of the Kanto Local finance Bureau amending the details of the description of officers in the Annual Securities Report dated June 23, 2006.

PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

dlw 1/4

Sumitomo Corporation

1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).